ArcelorMittal reports fourth quarter 2017 and full year 2017 results

Luxembourg, January 31, 2018 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three month and twelve month periods ended December 31, 2017.

Highlights:
•	Health and safety performance improved in FY 2017 with annual LTIF rate of 0.78x vs. 0.82x in FY 2016
•	FY 2017 operating income of $5.4 billion (+30.6% YoY); operating income of $1.2 billion in 4Q 2017 (+52.7% YoY)
•	FY 2017 EBITDA of $8.4 billion (+34.4% YoY); EBITDA of $2.1 billion in 4Q 2017 (+28.9% YoY)
•	FY 2017 net income of $4.6 billion, higher as compared to $1.8 billion for FY 2016
•	FY 2017 steel shipments of 85.2Mt (+1.6% YoY); 4Q 2017 steel shipments of 21.0Mt (+4.7% YoY)
•	FY 2017 iron ore shipments of 57.9Mt (+3.5% YoY), of which 35.7Mt shipped at market prices (+6.1% YoY); 4Q 2017 iron ore shipments of 14.3Mt (+5.4% YoY), of which 8.4Mt shipped at market prices (+3.8% YoY)
•	Gross debt of $12.9 billion as of December 31, 2017. Net debt decreased to $10.1 billion as of December 31, 2017, lower as compared to $12.0 billion as of September 30, 2017 and $11.1 billion as of December 31, 2016

Strategic progress in 2017:

•	Action 2020 delivered a further $0.6 billion contribution to 2017 operating results
•	Investing in high return opportunities: Anticipated ILVA (Italy), Mexico hot strip mill (HSM) and Brazil long business
•	Cash flow from operating activities less capex (FCF)[2] of $1.7 billion despite working capital investment of $1.9 billion and $0.4 billion premium to repay bonds
•	Cash requirements of the business limited to $4.4 billion, slightly below target (interest of $0.8 billion; capex of $2.8 billion slightly below guidance of $2.9 billion; cash taxes, pensions and other cash costs totalling $0.8 billion)
•	Improvement on leverage ratio: Net debt/EBITDA reduced to 1.2x in FY 2017 versus 1.8x in FY 2016

Capital allocation framework priorities:

•	The Company will continue to prioritize deleveraging and believes that $6 billion is an appropriate net debt target that will sustain investment grade metrics even at the low point of the cycle
•	The Company will continue to invest in opportunities that will enhance future returns. By investing in these opportunities with focus and discipline, the cash flow generation potential of the Company is expected to increase
•	The Board has agreed on a new dividend policy which will be proposed to the shareholders at the AGM in May 2018. Given the current deleveraging bias, dividends will begin at $0.10/share in 2018 (paid from 2017 results). Once it achieves net debt at or below its target, the Company is committed to returning a portion of annual FCF to shareholders

Outlook and guidance:

•	Market conditions are favorable. The demand environment remains positive (as evidenced by the continued high readings from the ArcelorMittal weighted PMI) and steel spreads remain healthy.
•	The Company expects cash needs of the business (capex, interest, cash taxes, pensions and other cash costs) excluding working capital investment to increase in 2018 to approximately $5.6 billion. The expected increase in capex to $3.8 billion in 2018 from $2.8 billion in 2017 largely reflects the Mexico HSM project, anticipated ILVA capex, as well as other projects.

Q417 Earnings release

Financial highlights (on the basis of IFRS1):

(USDm) unless otherwise shown	4Q 17	3Q 17	4Q 16	12M 17	12M 16
Sales	17,710	17,639	14,126	68,679	56,791
Operating income	1,234	1,234	809	5,434	4,161
Net income attributable to equity holders of the parent	1,039	1,205	403	4,568	1,779
Basic earnings per share (US$)[3]	1.02	1.18	0.40	4.48	1.87

Operating income/ tonne (US$/t)	59	57	40	64	50
EBITDA	2,141	1,924	1,661	8,408	6,255
EBITDA/ tonne (US$/t)	102	89	83	99	75
Steel-only EBITDA/ tonne (US$/t)	89	73	68	82	65

Crude steel production (Mt)	22.7	23.6	21.8	93.1	90.8
Steel shipments (Mt)	21.0	21.7	20.0	85.2	83.9
Own iron ore production (Mt)	14.4	14.2	13.9	57.4	55.2
Iron ore shipped at market price (Mt)	8.4	9.1	8.1	35.7	33.6

Commenting, Mr. Lakshmi N. Mittal, ArcelorMittal Chairman and CEO, said:

“The combination of improving market fundamentals and delivery against our strategic objectives contributed to a successful year for the Company. Action 2020 has delivered half of its targeted EBITDA gains and we have succeeded in transforming the Company’s balance sheet.  While we will retain a deleveraging bias, we are also investing selectively in opportunities that will strengthen the foundations of sustainable value creation. The market environment remains supportive but the industry must continue to address the twin challenges of overcapacity and unfair trade.”

Q417 Earnings release

Corporate responsibility and safety performance

Health and safety - Own personnel and contractors lost time injury frequency rate

Health and safety performance based on own personnel figures and contractors lost time injury frequency (LTIF) rate, improved to 0.78x for the twelve months of 2017 (“12M 2017”) as compared to 0.82x for the twelve months of 2016 (“12M 2016”).

LTIF deteriorated to 0.87x in the fourth quarter of 2017 (“4Q 2017”) as compared to 0.67x in the third quarter of 2017 (“3Q 2017”), and 0.84x for the fourth quarter of 2016 (“4Q 2016”).

The Company’s efforts to improve its Health and Safety record remains focused on both further reducing the rate of severe injuries and preventing fatalities.

Own personnel and contractors - Frequency rate

Lost time injury frequency rate	4Q 17	3Q 17	4Q 16	12M 17	12M 16
Mining	0.86	1.05	1.39	0.77	1.07
NAFTA	0.76	0.57	0.87	0.73	0.95
Brazil	0.46	0.45	0.42	0.43	0.37
Europe	1.00	0.79	0.92	1.03	1.01
ACIS	0.97	0.42	0.61	0.61	0.58
Total Steel	0.88	0.60	0.75	0.78	0.78
Total (Steel and Mining)	0.87	0.67	0.84	0.78	0.82

Key corporate responsibility highlights for 4Q 2017:

•	The designs for ArcelorMittal new Luxembourg headquarters, announced in December 2017, represent a leading demonstration of steel’s role in the circular economy (in which industrial strategies shift away from the linear use of materials and carbon, to a more closed-loop cycle). The design - by architects Wilmotte & Associés, who worked closely with our Global R&D team - ensures that the building can be dismantled, and nearly all the steel products re-used in a new building without the need for recycling.
•	The world’s most prestigious award programme for the circular economy, The Circulars, has highly commended ArcelorMittal for demonstrating circular economy principles in its business, including innovation in the utilisation of waste gases and by-products, scrap recovery, and new business models in collaboration with internal experts, academics, partner companies and its customers.
•	We successfully piloted the ResponsibleSteel standards at several sites in 2017.

Q417 Earnings release

Analysis of results for the twelve months ended December 31, 2017 versus results for the twelve months ended December 31, 2016

Total steel shipments for 12M 2017 increased +1.6% to 85.2Mt as compared to 83.9Mt for 12M 2016. On a comparable basis, excluding shipments from assets sold during the comparable period i.e. sale of long steel producing subsidiaries in the US (LaPlace and Vinton) and Zaragoza in Spain, and excluding the impact of the optimization at Zumarraga in Spain (Europe segment) total steel shipments in 12M 2017 increased by +2.3% as compared to 12M 2016.

Sales for 12M 2017 increased by 20.9% to $68.7 billion as compared with $56.8 billion for 12M 2016, primarily due to higher average steel selling prices (+20.4%), higher steel volumes (+1.6%), higher seaborne iron ore reference prices (+22.3%) and higher marketable iron ore shipments (+6.1%).

Depreciation of $2.8 billion for 12M 2017 was higher as compared to $2.7 billion for 12M 2016. FY 2018 depreciation is expected to increase to approximately $2.9 billion primarily due to anticipated foreign exchange impacts.

Impairment charges for 12M 2017 were $206 million related to a downward revision of cash flow projections across all steel facilities in ArcelorMittal South Africa as compared to impairment charges for 12M 2016 of $205 million of which $49 million related to the sale of ArcelorMittal Zaragoza in Spain4 and $156 million related to the Vanderbijlpark and Saldanha plants in South Africa.

Exceptional income for 12M 2017 was nil. Exceptional income for 12M 2016 was $832 million relating to a one-time gain on employee benefits following the signing of the new US labour contract5.

Operating income for 12M 2017 was $5.4 billion as compared to $4.2 billion for 12M 2016. Operating income for 12M 2016 was positively impacted by exceptional income as discussed above.

Income from associates, joint ventures and other investments in 12M 2017 was $448 million as compared to $615 million in 12M 2016. Income in 12M 2017 includes a gain from disposal of ArcelorMittal USA’s 21% stake in the Empire Iron Mining Partnership6 ($133 million) and improved performance of Calvert and Chinese investees, offset in part by a loss on dilution of the Company’s stake in China Oriental7 and the recycling of cumulative foreign exchange translation losses incurred following disposal of the 50% stake in Kalagadi ($187 million)8. The income in 12M 2016 was primarily due to the gain on disposal of stakes in Gestamp9 ($329 million) and Hunan Valin10 ($74 million) as well as positive contribution of the Calvert joint venture, Chinese and Spanish investees, offset in part by impairments of the primary steel making assets at China Oriental.

Net interest expense was lower at $823 million in 12M 2017, as compared to $1,114 million in 12M 2016, driven by debt reduction including early bond repayments. The Company expects full year 2018 net interest expense of approximately $0.6 billion.

Foreign exchange and other net financing losses were $52 million for 12M 2017 as compared to losses of $942 million for 12M 2016. Foreign exchange and other net financing losses for 12M 2017 include foreign exchange gains of $546 million as compared to foreign exchange loss of $3 million in 12M 2016, mainly on account of USD depreciation of 13.8% against the Euro (versus USD appreciation against the Euro of 3.2% in prior period). These foreign exchange gains and losses are largely non-cash and primarily relate to the change of the USD exchange rate on the Euro denominated deferred tax assets, partially offset by the impact on Euro denominated debt. 12M 2017 includes non-cash mark-to-market gains on derivatives (primarily mandatory convertible bonds call options following the market price increase in the underlying shares) totalling $0.8 billion as compared to $0.2 billion in 12M 2016. In addition, 12M 2017 includes mark-to-market losses on a derivative relating to a pellet purchase agreement in the US of $0.3 billion11. Foreign exchange and other net financing losses for 12M 2017 and 12M 2016 also include $389 million and $399 million, respectively, for premium expense on the early redemption of bonds. In addition, 12M 2016 includes $0.1 billion non-cash expense in connection with the issuance of shares in the context of the B-BBEE transaction in South Africa12.

ArcelorMittal recorded an income tax expense of $0.4 billion for 12M 2017 as compared to $1.0 billion for 12M 2016. The tax expense in 12M 2016 includes derecognition of deferred tax assets (DTA) amounting to $0.7 billion in Luxembourg (related to revised expectations of DTA recoverability in US dollar terms).

ArcelorMittal’s net income for 12M 2017 was $4.6 billion, or $4.48 earnings per share, as compared to net income in 12M 2016 of $1.8 billion, or $1.87 earnings per share.

Analysis of results for 4Q 2017 versus 3Q 2017 and 4Q 2016

Total steel shipments in 4Q 2017 were 3.3% lower at 21.0Mt as compared with 21.7Mt for 3Q 2017 primarily due to lower steel shipments in NAFTA (-8.9%) and ACIS (-3.2%), offset in part by improvements in Brazil (+3.8%).

Sales for 4Q 2017 were $17.7 billion as compared to $17.6 billion for 3Q 2017 and $14.1 billion for 4Q 2016. Sales in 4Q 2017 were 0.4% higher as compared to 3Q 2017, primarily due to higher average steel selling prices (+2.7%), offset in part by lower steel shipments (-3.3%), lower seaborne iron ore reference prices (-8.1%) and lower market-priced iron ore shipments (-7.2%). Sales in 4Q

Q417 Earnings release

2017 were 25.4% higher as compared to 4Q 2016 primarily due to higher steel shipments (+4.7%), higher average steel selling prices (+20.4%) and higher market-priced iron ore shipments (+3.8%), offset in part by lower seaborne iron ore reference prices (-7.1%).

Depreciation for 4Q 2017 was higher at $747 million as compared to $690 million for 3Q 2017 and $696 million in 4Q 2016.

Impairment charges for 4Q 2017 were $160 million related to a downward revision of cash flow projections across all steel facilities in ArcelorMittal South Africa. Impairment charges for 3Q 2017 were nil. Impairment charges for 4Q 2016 were $156 million related to the Vanderbijlpark and Saldanha plants in South Africa.

Operating income for 4Q 2017 was stable at $1.2 billion as compared to 3Q 2017 and higher as compared to $0.8 billion in 4Q 2016.

Income from associates, joint ventures and other investments for 4Q 2017 was higher at $125 million as compared to $117 million for 3Q 2017 and $14 million in 4Q 2016. Income from associates, joint ventures and other investments for 4Q 2017 includes positive contribution from Calvert and Chinese investees. Income from associates, joint ventures and other investments for 3Q 2017 includes a gain on disposal of ArcelorMittal USA’s 21% stake in the Empire Iron Mining Partnership ($133 million) and positive contribution from Calvert and Chinese investees offset in part by the recycling of the cumulative foreign exchange translation losses following the disposal of the 50% stake in Kalagadi ($187 million).

Net interest expense in 4Q 2017 was $188 million as compared to $205 million in 3Q 2017 and $221 million in 4Q 2016. Net interest expense was lower in 4Q 2017 as compared to 3Q 2017 and 4Q 2016, primarily due to early bond repayment via debt tenders and bond repaid at maturity.

Foreign exchange and other net financing losses in 4Q 2017 were $261 million as compared to gains of $132 million for 3Q 2017 and losses of $278 million in 4Q 2016. For 4Q 2017, a foreign exchange gain of $83 million was recorded (as compared to a gain of $181 million for 3Q 2017) mainly on account of a 1.6% depreciation of the USD against the Euro (versus 3.5% depreciation in 3Q 2017). Both 4Q 2017 and 3Q 2017 include non-cash mark-to-market gains on derivatives (primarily mandatory convertible bonds call options following the market price increase in the underlying shares) of $174 million and $327 million, respectively. In addition, 4Q 2017 includes mark-to-market losses on a derivative relating to a pellet purchase agreement in the US of $0.3 billion. Foreign exchange and other net financing losses for 3Q 2017 include $218 million for premium expense on the early redemption of bonds. Foreign exchange and other net financing losses in 4Q 2016 were $278 million and include a foreign exchange loss of $128 million mainly as a result of a 5.6% appreciation of the USD against the Euro and include $0.1 billion non-cash expense in connection with the issuance of shares in the context of the B-BBEE transaction in South Africa.

ArcelorMittal recorded an income tax benefit of $119 million for 4Q 2017 as compared to an income tax expense of $71 million for 3Q 2017 and an income tax benefit of $13 million in 4Q 2016. The tax benefit of 4Q 2017 is the result of recording a deferred tax asset of $275 million in Luxembourg following expectation of higher future taxable profits.

ArcelorMittal recorded a net income for 4Q 2017 of $1,039 million, or $1.02 earnings per share, as compared to a net income for 3Q 2017 of $1,205 million, or $1.18 earnings per share, and a net income for 4Q 2016 of $403 million, or $0.40 earnings per share.

Analysis of segment operations

NAFTA

(USDm) unless otherwise shown	4Q 17	3Q 17	4Q 16	12M 17	12M 16
Sales	4,296	4,636	3,795	17,997	15,806
Operating income	155	256	164	1,185	2,002
Depreciation	(137)	(125)	(137)	(518)	(549)
Exceptional income[5]	-	-	-	-	832
EBITDA	292	381	301	1,703	1,719
Crude steel production (kt)	5,598	5,904	5,197	23,480	22,208
Steel shipments (kt)	5,150	5,655	5,011	21,834	21,281
Average steel selling price (US$/t)	748	741	681	742	672

NAFTA segment crude steel production decreased by 5.2% to 5.6Mt in 4Q 2017 as compared to 5.9Mt for 3Q 2017 primarily due to an operational issue in Mexico, a planned maintenance in Dofasco and a market slowdown in the US.

Steel shipments in 4Q 2017 decreased by 8.9% to 5.2Mt as compared to 5.7Mt in 3Q 2017, driven primarily by decrease in volumes in flat and long products on account of a weak market.

Sales in 4Q 2017 declined by 7.3% to $4.3 billion as compared to $4.6 billion in 3Q 2017, primarily due to lower steel shipment volumes as discussed above, offset in part by higher average steel selling prices +0.8% (primarily in long products +1.5%).

Q417 Earnings release

Operating income in 4Q 2017 decreased to $155 million as compared to $256 million in 3Q 2017 and $164 million in 4Q 2016.

EBITDA in 4Q 2017 decreased by 23.3% to $292 million as compared to $381 million in 3Q 2017 primarily due to lower steel shipment volumes (-8.9%) offset in part by positive price-cost effect. EBITDA in 4Q 2017 declined by 2.9% as compared to $301 million in 4Q 2016.

Brazil

(USDm) unless otherwise shown	4Q 17	3Q 17	4Q 16	12M 17	12M 16
Sales	2,252	2,059	1,751	7,755	6,223
Operating income	266	128	143	697	614
Depreciation	(75)	(74)	(70)	(293)	(258)
EBITDA	341	202	213	990	872
Crude steel production (kt)	2,989	2,797	2,778	11,210	11,133
Steel shipments (kt)	3,052	2,940	2,841	10,840	10,753
Average steel selling price (US$/t)	685	651	565	667	536

Brazil segment crude steel production increased by 6.9% to 3.0Mt in 4Q 2017 as compared to 3Q 2017, following planned maintenance at Monlevade, Brazil, during the prior quarter.

Steel shipments in 4Q 2017 increased by 3.8% to 3.1Mt as compared to 2.9Mt in 3Q 2017, due to a 10.4% increase in flat product steel shipments (primarily export) offset in part by a 6.1% seasonal decrease in long product steel shipments.

Sales in 4Q 2017 increased by 9.4% to $2.3 billion as compared to $2.1 billion in 3Q 2017, due to higher average steel selling prices 5.3% (with both domestic and export prices increasing) and higher steel shipments (+3.8%).

Operating income in 4Q 2017 was higher at $266 million as compared to $128 million in 3Q 2017, and $143 million in 4Q 2016.

EBITDA in 4Q 2017 increased to $341 million as compared to $202 million in 3Q 2017 due to higher steel shipment volumes and positive price-cost effect. EBITDA in 4Q 2017 was 59.9% higher as compared to $213 million in 4Q 2016 due to higher steel shipment volumes and positive price-cost effect.

Europe

(USDm) unless otherwise shown	4Q 17	3Q 17	4Q 16	12M 17	12M 16
Sales	9,610	9,196	7,139	36,208	29,272
Operating income	525	546	387	2,359	1,270
Depreciation	(336)	(302)	(311)	(1,201)	(1,184)
Impairment	-	-	-	-	(49)
EBITDA	861	848	698	3,560	2,503
Crude steel production (kt)	10,311	11,248	10,173	43,768	42,635
Steel shipments (kt)	10,151	10,116	9,535	40,941	40,247
Average steel selling price (US$/t)	736	723	590	702	568

Europe segment crude steel production decreased by 8.3% to 10.3Mt in 4Q 2017, as compared to 11.2Mt in 3Q 2017 primarily due to a reline in ArcelorMittal Bremen and a blast furnace maintenance in ArcelorMittal Galati.

Steel shipments in 4Q 2017 increased marginally to 10.2Mt as compared to 10.1Mt in 3Q 2017, primarily due to a 2.8% increase in flat product shipments offset in part by a 4.5% decline in long product shipments.

Sales in 4Q 2017 were $9.6 billion, higher as compared to $9.2 billion in 3Q 2017, with higher average steel selling prices (+1.8%) predominantly in the long product business and higher steel shipments.

Operating income in 4Q 2017 was $525 million as compared to $546 million in 3Q 2017 and $387 million in 4Q 2016.

Q417 Earnings release

EBITDA in 4Q 2017 increased by 1.6% to $861 million as compared to $848 million in 3Q 2017 primarily due to marginally higher volumes. EBITDA in 4Q 2017 improved by 23.5% as compared to 4Q 2016 due to higher steel shipments (+6.5%), positive price-cost effect and translation impact.

ACIS

(USDm) unless otherwise shown	4Q 17	3Q 17	4Q 16	12M 17	12M 16
Sales	2,039	1,941	1,526	7,621	5,885
Operating income / (loss)	182	159	(92)	508	211
Depreciation	(81)	(80)	(78)	(313)	(311)
Impairment	(160)	-	(156)	(206)	(156)
EBITDA	423	239	142	1,027	678
Crude steel production (kt)	3,832	3,669	3,646	14,678	14,792
Steel shipments (kt)	3,254	3,362	3,095	13,094	13,271
Average steel selling price (US$/t)	546	515	432	515	395

ACIS segment crude steel production in 4Q 2017 increased by 4.5% to 3.8Mt as compared to 3.7Mt in 3Q 2017.

Steel shipments in 4Q 2017 decreased by 3.2% to 3.3Mt as compared to 3.4Mt in 3Q 2017 primarily due to lower steel shipments in CIS.

Sales in 4Q 2017 increased by 5.1% to $2.0 billion as compared to $1.9 billion in 3Q 2017, primarily due to higher average steel selling prices (+6.0%) primarily in CIS, offset in part by lower steel shipments (-3.2%).

Operating income in 4Q 2017 was $182 million as compared to $159 million in 3Q 2017 and an operating loss of $92 million in 4Q 2016. Operating income in 4Q 2017 was impacted by impairments of $160 million related to a downward revision of cash flow projections across all steel facilities in ArcelorMittal South Africa. Operating loss in 4Q 2016 was impacted by impairments of $156 million related to the Vanderbijlpark and Saldanha plants in South Africa.

EBITDA in 4Q 2017 increased by 77% to $423 million as compared to $239 million in 3Q 2017, primarily due to improved performance in both CIS and South Africa (positive price-cost effect) partly offset by lower shipment volumes. EBITDA in 4Q 2017 was significantly higher as compared to $142 million in 4Q 2016, primarily due to a positive price-cost effect in CIS and South Africa as well as higher steel shipments (+5.1%).

Mining

(USDm) unless otherwise shown	4Q 17	3Q 17	4Q 16	12M 17	12M 16
Sales	959	1,029	896	4,033	3,114
Operating income	159	238	203	991	366
Depreciation	(108)	(103)	(94)	(416)	(396)
EBITDA	267	341	297	1,407	762

Own iron ore production (a) (Mt)	14.4	14.2	13.9	57.4	55.2
Iron ore shipped externally and internally at market price (b) (Mt)	8.4	9.1	8.1	35.7	33.6
Iron ore shipment - cost plus basis (Mt)	5.8	5.9	5.4	22.2	22.3
Own coal production(a) (Mt)	1.5	1.5	1.8	6.3	6.3
Coal shipped externally and internally at market price(b) (Mt)	0.6	0.6	0.9	2.8	3.4
Coal shipment - cost plus basis (Mt)	0.9	0.9	0.9	3.5	3.4

(a) Own iron ore and coal production not including strategic long-term contracts.

(b) Iron ore and coal shipments of market-priced based materials include the Company’s own mines, and share of production at other mines, and exclude supplies under strategic long-term contracts.

Q417 Earnings release

Own iron ore production in 4Q 2017 increased by 1.4% to 14.4Mt as compared to 14.2Mt in 3Q 2017. During 4Q 2017, iron ore production in ArcelorMittal Mines Canada13 (AMMC) was negatively impacted by mine pit wall instability issues. Despite weather related delays at the start of the quarter, Liberia production increased and achieved its full 5Mt run-rate in December 2017. Own iron ore production in 4Q 2017 increased by 3.7% as compared to 4Q 2016 primarily due to increased production in Mexico (following the restart of the Volcan mine in February 2017) and Liberia offset by lower production in AMMC.

Market-priced iron ore shipments in 4Q 2017 decreased by 7.2% to 8.4Mt as compared to 9.1Mt in 3Q 2017, primarily driven by lower shipments in AMMC impacted by poor weather conditions. Market-priced iron ore shipments in 4Q 2017 increased by 3.8% as compared to 4Q 2016 driven by increased shipments in Mexico (following restart of Volcan mine in February 2017) and Liberia.

12M 2017 market-priced iron ore shipments grew by 6.1% versus 12M 2016. Market-priced iron ore shipments are expected to grow by approximately 10% in FY 2018 versus 12M 2017, primarily due to the ramp up of the Liberia mines (expected to grow by approximately 3Mt on a full year basis to 5Mt in 12M 2018).

Own coal production in 4Q 2017 decreased by 1.4% to 1.5Mt as compared to 3Q 2017 primarily due to lower production in Kazakhstan. Own coal production in 4Q 2017 decreased by 16.1% as compared to 4Q 2016 primarily due to lower production in Kazakhstan and at Princeton (US) mines.

Market-priced coal shipments in 4Q 2017 was stable at 0.6Mt as compared to 3Q 2017. Market-priced coal shipments in 4Q 2017 decreased by 34.5% as compared to 4Q 2016 primarily due to decreased shipments at Kazakhstan driven mainly by geological issues and lower yield.

Operating income in 4Q 2017 decreased to $159 million as compared to $238 million in 3Q 2017, and $203 million in 4Q 2016, primarily for the reasons discussed.

EBITDA in 4Q 2017 decreased by 21.8% to $267 million as compared to $341 million in 3Q 2017, primarily due to decreased seaborne iron ore reference prices (-8.1%) and lower market-priced iron ore shipments (-7.2%). EBITDA in 4Q 2017 was lower as compared to $297 million in 4Q 2016, primarily due to lower seaborne iron ore reference prices (-7.1%) and lower coal shipments, offset in part by higher market-priced iron ore shipment volumes (+3.8%).

Liquidity and Capital Resources

For 4Q 2017, net cash provided by operating activities was $2,885 million as compared to $763 million in 3Q 2017 and $1,653 million in 4Q 2016. The higher net cash provided by operating activities during 4Q 2017 reflects in part a working capital release of $1,657 million, as compared to an investment of $801 million in 3Q 2017 and a release of $495 million in 4Q 2016.

Net cash used in investing activities during 4Q 2017 was $931 million as compared to $563 million during 3Q 2017 and to $809 million in 4Q 2016. Capital expenditure increased to $1,036 million in 4Q 2017 as compared to $637 million in 3Q 2017 and to $802 million in 4Q 2016. FY 2018 capital expenditure is expected to be $3.8 billion.

Cash provided by other investing activities in 4Q 2017 of $105 million primarily includes tangible asset disposals and disposal proceeds of US long products (Georgetown). Cash provided by other investing activities in 3Q 2017 of $74 million primarily includes the first installment proceeds from disposal of ArcelorMittal USA’s 21% stake in the Empire Iron Mining Partnership ($44 million).

Net cash used by financing activities in 4Q 2017 includes $1.2 billion of bonds repurchased in October pursuant to cash tender offers, $0.6 billion (€540 million) repayment at maturity of the euro 4.625% Notes due November 17, 2017, $644 million used to early redeem in December the 6.125% Notes due June 1, 2018 and partial repayment of borrowings offset in part by a new $0.4 billion (€300 million) Schuldschein loan in October and $0.6 billion (€500 million) euro 0.95% bond due January 17, 2023 issued in December. Net cash provided by financing activities in 3Q 2017 includes borrowings and commercial paper, offset in part by a $0.5 billion repayment of the asset-based revolving credit facility at ArcelorMittal USA. Net cash used in financing activities for 4Q 2016 primarily includes repayments of a $0.3 billion loan and $0.5 billion of short term facilities, offset in part by a $0.3 billion increase in commercial paper issuances.

During 4Q 2017, the Company paid dividends of $21 million primarily to minority shareholders in Bekaert (Brazil) as compared to $80 million in 3Q 2017 and $7 million in 4Q 2016.

As of December 31, 2017, the Company’s cash and cash equivalents amounted to $2.8 billion as compared to $3.0 billion at September 30, 2017 and $2.6 billion at December 31, 2016. Gross debt decreased to $12.9 billion as of December 31, 2017, as compared to $14.9 billion at September 30, 2017 and $13.7 billion at December 31, 2016.

As of December 31, 2017, net debt decreased to $10.1 billion as compared with $12.0 billion at September 30, 2017 primarily due to positive free cash flow ($1.8 billion), and lower as compared to $11.1 billion as of December 31, 2016 due to positive free cash flow ($1.7 billion) offset in part by negative foreign exchange impacts on Euro-denominated debt ($0.7 billion).

As of December 31, 2017, the Company had liquidity of $8.3 billion, consisting of cash and cash equivalents of $2.8 billion and $5.5 billion of available credit lines14. The $5.5 billion credit facility contains a financial covenant of 4.25x Net debt / EBITDA (as defined in the facility). On December 31, 2017, the average debt maturity was 4.6 years.

Q417 Earnings release

ArcelorMittal’s employee benefit net liabilities decreased from $8.1 billion at December 31, 2016 to $7.5 billion at December 31, 2017 following the increase of the return on plan assets as well as impact of other actuarial assumptions partially offset by the increase of the defined benefit obligation due to decreased discount rates.

Action 2020 progress

The Company has made measurable progress on its strategic Action 2020 plan resulting in $0.6 billion of contribution to 2017 operating results, bringing the cumulative benefit to $1.5 billion.

We are approximately one-half of the way along the Action 2020 journey with all segments contributing to the progress. The savings achieved in 2017 include volume contribution ($0.3 billion) as well as a combination of cost and product mix improvements ($0.3 billion). Volume is a key component of Action 2020 (5Mt volume improvement) and we expect to see more progress in this area in 2018 and beyond, assuming market conditions remain favorable.

•	Europe: The transformation program has progressed well. Savings at the cluster-leading plants continue to be made, with changes to the operating model to restructure and modernise the organisation now well embedded. The organisation is benefiting from a more integrated, centrally co-ordinated approach, further reducing costs. Additional gains are being made with enhanced use of and investment in digitalisation in the manufacturing process, supply chain and commercial teams. Overall, net volume gains and improved mix contributed with higher hot strip mill production offset in part by lower volumes caused by operational issues primarily in the long business.
•	NAFTA: Indiana Harbor footprint optimization has been completed: Savings achieved came from headcount rationalization and efficiencies following closure of its 84” hot strip mill (HSM), idling of the No.2 steel shop, ongoing benefits from a new caster at No.3 steel shop. Restoration of the 80” HSM and Indiana Harbor finishing will continue in 2018. Volume gains have been offset in part by lower automotive sales.
•	NAFTA: Calvert ramp up is advancing with automotive qualifications proceeding and increased capacity utilization (up 10% YoY).

•         Brazil: Structural cost reductions are being implemented; improved HAV mix from flat business.

•	ACIS: Ukraine benefited from the construction of a new coke oven battery #6 and other PCI/energy saving initiatives. Improving operational performance in Kazakhstan with production records during the year was offset by lower shipment volumes in Ukraine.
•	Mining: The business remains focussed on service, quality and asset reliability. Cost focus maintained: FCF breakeven remains at $40/t China CFR 62% Fe.

Key recent developments

•	On December 15, 2017, ArcelorMittal announced the extension of the conversion date for the $1.0 billion privately placed mandatory convertible bond (MCB) issued on December 28, 2009 by one of its wholly-owned Luxembourg subsidiaries. This amendment to the MCB, which is mandatorily convertible into preferred shares of such subsidiary, was executed on December 14, 2017. The mandatory conversion date of the bond has been extended to January 29, 2021. The other main features of the MCB remain unchanged. The bond was placed privately with Credit Agricole Corporate and Investment Bank and is not listed. The subsidiary has simultaneously executed amendments providing for the extension of the outstanding Notes into which it invested the proceeds of the bond issuance, which are linked to shares of the listed companies Eregli Demir Va Celik Fab. T. AS of Turkey and China Oriental Group Company Limited, both of which are held by ArcelorMittal subsidiaries.

•	On December 13, 2017, ArcelorMittal and the “Fonds d’Urbanisation et d’Aménagement du Plateau de Kirchberg,” (“the Fonds Kirchberg”) announced that the architectural firm Wilmotte & Associés (“W&A”) was the winner of the architectural consultation to design ArcelorMittal’s new global headquarters building in Luxembourg. W&A was selected by a nine-person jury chaired by Aditya Mittal, CFO of ArcelorMittal and CEO of ArcelorMittal Europe, following a highly competitive process with designs proposed by many of the world’s leading architects. The ambitious winning design is primarily steel, and will showcase the diverse benefits of steel over other building materials in addition to highlighting the use of steel in ‘green’, sustainable construction. As well as being ArcelorMittal’s headquarters, housing around 800 employees, some of the space will be leased for other uses. There will also be a restaurant, sports facility and a 200-seat auditorium available to the public.

•	On December 4, 2017, ArcelorMittal announced the issuance of €500 million 0.95%. Notes due January 17, 2023. The Notes were issued under ArcelorMittal’s €10 billion wholesale Euro Medium Term Notes Programme. The proceeds of the issuance were used for general corporate purposes, including the refinancing of existing debt (such as the 6.125% Notes due June 1, 2018 being early redeemed on December 28, 2017).

•	On November 28, 2017, ArcelorMittal confirmed that it had given notice that it would redeem all of the then outstanding U.S. $643.5 million of its U.S. $1.5 billion 6.125% Notes due June 1, 2018. The settlement occurred on December 28, 2017, with total cash spent of $658 million including accrued interest and premium on early repayment.

Financial calendar for 2018:

•	May 9, 2018: ArcelorMittal Annual General Meeting

Q417 Earnings release

•	May 11, 2018: 1Q 2018 earnings release, conference call with Heads of Finance and Investor Relations
•	August 1, 2018: 2Q 2018 earnings release, and half year 2018 conference call with CEO and CFO (CEO office), Heads of Finance and Investor Relations
•	November 1, 2018: 3Q 2018 earnings release, conference call with Heads of Finance and Investor Relations

Outlook and guidance

Market conditions are favorable. The demand environment remains positive (as evidenced by the continued high readings from the ArcelorMittal weighted PMI) and steel spreads remain healthy.

Global apparent steel consumption (“ASC”) is estimated to have expanded by +3.2% in 2017. Based on the current economic outlook, ArcelorMittal expects global ASC to grow further in 2018 by between +1.5% to +2.5%. By region: ASC in US is expected to grow +1.5% to +2.5% in 2018 (including pipes and tubes) (versus +1.3% in 2017) driven by demand in machinery and construction. In Europe, we expect underlying demand to continue to grow, supported by the strength of machinery and construction end markets, and overall demand is expected to be +1.0% to +2.0% in 2018 (versus growth of 1.5% in 2017). In Brazil, ASC is expected to grow by +6.5% to +7.5% in 2018 (an acceleration of growth versus +4.6% in 2017), as the economy starts to turnaround with improved consumer confidence and pick up in longs as construction recovers. In the CIS, ASC is estimated to grow +2.0% to +3.0% in 2018 (a moderation of growth versus +5.4% in 2017). In China, ASC grew by +3.5% in 2017, higher than our initial expectations. Overall demand is expected to remain close to this level in 2018 (between -0.5% to +0.5%), as the anticipated weakness in the real estate sector is expected to be offset in part by robust infrastructure and automotive end markets. Nevertheless, ex-China ASC is expected to grow by approximately +3.0% to +4.0% in 2018 (versus +2.8% in 2017), which supports global ASC growth of +1.5% to +2.5% in 2018 (as compared to growth of ~3.2% in 2017).

The Company expects cash needs of the business (excluding working capital investment) to increase in 2018 to approximately $5.6 billion from $4.4 billion in 2017. The expected increase in capex to $3.8 billion in 2018 from $2.8 billion in 2017 largely reflects the Mexico HSM project and anticipated ILVA capex as well as additional strategic projects (including further investment to enhance downstream optimization in Europe). Net interest is expected to decline to $0.6 billion from $0.8 billion in 2017 reflecting the benefits of liability management exercises completed in 2017. Other cash needs are expected to increase to $1.2 billion from $0.8 billion in 2017, primarily on account of higher expected cash taxes due to timing impacts.

Q417 Earnings release

ArcelorMittal Condensed Consolidated Statement of Financial Position1

	Dec 31,	Sept 30,	Dec 31,
In millions of U.S. dollars	2017	2017	2016
ASSETS
Cash and cash equivalents (C)	2,786	2,978	2,615
Trade accounts receivable and other	3,863	4,443	2,974
Inventories	17,986	17,780	14,734
Prepaid expenses and other current assets	1,931	2,719	1,665
Assets held for sale[15]	179	127	259
Total Current Assets	26,745	28,047	22,247

Goodwill and intangible assets	5,737	5,856	5,651
Property, plant and equipment	36,971	36,471	34,831
Investments in associates and joint ventures	5,084	4,943	4,297
Deferred tax assets	7,055	6,697	5,837
Other assets	3,705	2,498	2,279
Total Assets	85,297	84,512	75,142

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt (B)	2,785	5,764	1,885
Trade accounts payable and other	13,428	12,074	11,633
Accrued expenses and other current liabilities	5,147	5,229	4,502
Liabilities held for sale[15]	50	40	95
Total Current Liabilities	21,410	23,107	18,115

Long-term debt, net of current portion (A)	10,143	9,185	11,789
Deferred tax liabilities	2,684	2,713	2,529
Other long-term liabilities	10,205	10,966	10,384
Total Liabilities	44,442	45,971	42,817

Equity attributable to the equity holders of the parent	38,789	36,374	30,135
Non–controlling interests	2,066	2,167	2,190
Total Equity	40,855	38,541	32,325
Total Liabilities and Shareholders’ Equity	85,297	84,512	75,142

Net Debt (D=A+B-C)	10,142	11,971	11,059

Q417 Earnings release

ArcelorMittal Condensed Consolidated Statement of Operations1

	Three months ended			Twelve months ended
In millions of U.S. dollars unless otherwise shown	Dec 31, 2017	Sep 30, 2017	Dec 31, 2016	Dec 31, 2017	Dec 31, 2016
Sales	17,710	17,639	14,126	68,679	56,791
Depreciation (B)	(747)	(690)	(696)	(2,768)	(2,721)
Impairment (B)	(160)	-	(156)	(206)	(205)
Exceptional income[5] (B)	-	-	-	-	832
Operating income (A)	1,234	1,234	809	5,434	4,161
Operating margin %	7.0%	7.0%	5.7%	7.9%	7.3%

Income from associates, joint ventures and other investments	125	117	14	448	615
Net interest expense	(188)	(205)	(221)	(823)	(1,114)
Foreign exchange and other net financing gain/(loss)	(261)	132	(278)	(52)	(942)
Income before taxes and non-controlling interests	910	1,278	324	5,007	2,720
Current tax expense	(134)	(116)	(80)	(583)	(254)
Deferred tax benefit / (expense)	253	45	93	151	(732)
Income tax benefit / (expense)	119	(71)	13	(432)	(986)
Income including non-controlling interests	1,029	1,207	337	4,575	1,734
Non-controlling interests (income) / loss	10	(2)	66	(7)	45
Net income attributable to equity holders of the parent	1,039	1,205	403	4,568	1,779

Basic earnings per common share ($)[3]	1.02	1.18	0.40	4.48	1.87
Diluted earnings per common share ($)[3]	1.01	1.18	0.39	4.46	1.86

Weighted average common shares outstanding (in millions)[3]	1,020	1,020	1,020	1,020	953
Diluted weighted average common shares outstanding (in millions)[3]	1,024	1,023	1,021	1,024	955

OTHER INFORMATION
EBITDA (C = A-B)	2,141	1,924	1,661	8,408	6,255
EBITDA Margin %	12.1%	10.9%	11.8%	12.2%	11.0%

Own iron ore production (Mt)	14.4	14.2	13.9	57.4	55.2
Crude steel production (Mt)	22.7	23.6	21.8	93.1	90.8
Total shipments of steel products (Mt)	21.0	21.7	20.0	85.2	83.9

Q417 Earnings release

ArcelorMittal Condensed Consolidated Statement of Cash flows1

	Three months ended			Twelve months ended
In millions of U.S. dollars	Dec 31, 2017	Sept 30, 2017	Dec 31, 2016	Dec 31, 2017	Dec 31, 2016
Operating activities:
Income attributable to equity holders of the parent	1,039	1,205	403	4,568	1,779
Adjustments to reconcile net income to net cash (used in) / provided by operations:
Non-controlling interest’s income / (loss)	(10)	2	(66)	7	(45)
Depreciation and impairment	907	690	852	2,974	2,926
Exceptional income[5]	-	-	-	-	(832)
Income from associates, joint ventures and other investments	(125)	(117)	(14)	(448)	(615)
Deferred tax (benefit)/ expense	(253)	(45)	(93)	(151)	732
Change in working capital	1,657	(801)	495	(1,873)	(1,023)
Other operating activities (net)	(330)	(171)	76	(514)	(214)
Net cash provided by operating activities (A)	2,885	763	1,653	4,563	2,708
Investing activities:
Purchase of property, plant and equipment and intangibles (B)	(1,036)	(637)	(802)	(2,819)	(2,444)
Other investing activities (net)	105	74	(7)	(11)	1,301
Net cash used in investing activities	(931)	(563)	(809)	(2,830)	(1,143)
Financing activities:
Net (payments) / proceeds relating to payable to banks and long-term debt	(2,131)	587	(450)	(1,527)	(6,007)
Dividends paid	(21)	(80)	(7)	(141)	(61)
Equity offering	-	-	-	-	3,115
Other financing activities (net)	(15)	7	(11)	(63)	27
Net cash (used in) / provided by financing activities	(2,167)	514	(468)	(1,731)	(2,926)
Net (decrease) / increase in cash and cash equivalents	(213)	714	376	2	(1,361)
Cash and cash equivalents transferred from assets held for sale	-	-	(13)	13	(13)
Effect of exchange rate changes on cash	16	9	(15)	58	(127)
Change in cash and cash equivalents	(197)	723	348	73	(1,501)

Free cash flow (C=A+B)	1,849	126	851	1,744	264

Q417 Earnings release

Appendix 1: Product shipments by region

(000'kt)	4Q 17	3Q 17	4Q 16	12M 17	12M 16
Flat	4,414	4,820	4,301	18,926	18,207
Long	872	984	817	3,530	3,647
NAFTA	5,150	5,655	5,011	21,834	21,281
Flat	1,950	1,766	1,877	6,762	6,689
Long	1,108	1,181	964	4,100	4,064
Brazil	3,052	2,940	2,841	10,840	10,753
Flat	7,298	7,098	6,541	29,255	27,971
Long	2,821	2,954	2,967	11,494	12,114
Europe	10,151	10,116	9,535	40,941	40,247
CIS	2,209	2,297	2,198	8,837	9,181
Africa	1,044	1,065	895	4,256	4,087
ACIS	3,254	3,362	3,095	13,094	13,271

Note: “Others and eliminations” lines are not presented in the table

Appendix 2a: Capital expenditures

(USDm)	4Q 17	3Q 17	4Q 16	12M 17	12M 16
NAFTA	184	95	138	466	445
Brazil	72	79	81	263	237
Europe	430	213	313	1,143	951
ACIS	165	114	128	427	397
Mining	179	132	137	495	392
Total	1,036	637	802	2,819	2,444

Note: “Others and eliminations” are not presented in the table

Appendix 2b: Capital expenditure projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures.

Completed projects in most recent quarters

Segment	Site / unit	Project	Capacity / details	Actual completion
NAFTA	AM/NS Calvert	Phase 2: Slab yard expansion (Bay 5)	Increase coil production level from 4.6Mt/year to 5.3Mt/year coils	2Q 2017
NAFTA	ArcelorMittal Dofasco (Canada)	Phase 2: Convert the current galvanizing line #4 to a Galvalume line	Allow the galvaline #4 to produce 160kt galvalume and 128kt galvanize and closure of galvanize line #1 (capacity 170kt of galvalume)	2Q 2017
Europe	ArcelorMittal Krakow (Poland)	Hot strip mill (HSM) extension	Increase hot rolled coil (HRC) capacity by 0.9Mt/year	2Q 2017
Europe	ArcelorMittal Krakow (Poland)	Hot dipped galvanizing (HDG) increase	Increasing HDG capacity by 0.4Mt/year	2Q 2017

Q417 Earnings release

Ongoing projects

Segment	Site / unit	Project	Capacity / details	Forecast completion
Europe	Gent & Liège (Europe Flat Automotive UHSS Program)	Gent: Upgrade HSM and new furnace Liège: Annealing line transformation	Increase ~400kt in Ultra High Strength Steel capabilities	1Q 2018
Europe	ArcelorMittal Differdange	Modernisation of finishing of “Grey rolling mill"	Revamp finishing to achieve full capacity of Grey mill at 850kt/y	1Q 2018
ACIS	ArcelorMittal Kryvyi Rih	New LF&CC 2&3	Facilities upgrade to switch from ingot to continuous caster route. Additional billets of 290kt over ingot route through yield increase	4Q 2018
NAFTA	Indiana Harbor	Indiana Harbor “footprint optimization project”	Restoration of 80” HSM and upgrades at Indiana Harbor finishing	2018(a)
Europe	Sosnowiec (Poland)	Modernization of Wire Rod Mill	Upgrade rolling technology improving the mix of HAV products and increase volume by 90kt	2019
NAFTA	Mexico	Build new HSM	Production capacity of 2.5Mt/year	2020(b)
NAFTA	Burns Harbor	New Walking Beam Furnaces	Two new walking beam reheat furnaces bringing benefits on productivity, quality and operational cost	2021
Brazil	ArcelorMittal Vega Do Sul	Expansion project	Increase hot dipped galvanizing (HDG) capacity by 0.6Mt/year and cold rolling (CR) capacity by 0.7Mt/year	On hold
Brazil	Juiz de Fora	Meltshop expansion	Increase in meltshop capacity by 0.2Mt/year	On hold(c)
Brazil	Monlevade	Sinter plant, blast furnace and meltshop	Increase in liquid steel capacity by 1.2Mt/year; Sinter feed capacity of 2.3Mt/year	On hold
Mining	Liberia	Phase 2 expansion project	Increase production capacity to 15Mt/year	Under review(d)

a)	In support of the Company’s Action 2020 program that was launched at its fourth quarter and full-year 2015 earnings announcement, the footprint optimization project at ArcelorMittal Indiana Harbor is now complete, which has resulted in structural changes required to improve asset and cost optimization. The plan involved idling redundant operations including the #1 aluminize line, 84” hot strip mill (HSM), and #5 continuous galvanizing line (CGL) and No.2 steel shop (idled in 2Q 2017) whilst making further planned investments totalling ~$200 million including a new caster at No.3 steelshop (completed in 4Q 2016), restoration of the 80” hot strip mill and Indiana Harbor finishing are ongoing. The full project scope is expected to be completed in 2018.

b)	On September 28, 2017, ArcelorMittal announced a major US$1 billion, three-year investment programme at its Mexican operations, which is focussed on building ArcelorMittal Mexico’s downstream capabilities, sustaining the competitiveness of its mining operations and modernising its existing asset base. The programme is designed to enable ArcelorMittal Mexico to meet the anticipated increased demand requirements from domestic customers, realise in full ArcelorMittal Mexico’s production capacity of 5.3 million tonnes and significantly enhance the proportion of higher-value added products in its product mix, in-line with the Company’s Action 2020 strategic plan. The main investment will be the construction of a new hot strip mill. Construction will take approximately three years and, upon completion, will enable ArcelorMittal Mexico to produce c. 2.5 million tonnes of flat rolled steel, long steel c. 1.8 million tonnes and the remainder made up of semi-finished slabs. Coils from the new hot strip mill will be supplied to domestic, non-auto, general industry customers. The project commenced late 4Q 2017 and is expected to be completed in the second quarter of 2020. The Company expects capital expenditures of approximately $350 million with respect to this programme in 2018.
c)	Although the Monlevade wire rod expansion project and Juiz de Fora rebar expansion were completed in 2015, the Juiz de Fora melt shop project is currently on hold and is expected to be completed upon Brazil domestic market recovery, and the Company does not expect to increase shipments until domestic demand improves.

Q417 Earnings release

d)	ArcelorMittal Liberia is moving ore extraction from its depleting DSO (direct shipping ore) deposit at Tokadeh to the nearby, low strip ratio and higher-grade DSO Gangra deposit where planned ramp up has progressed, reaching a 5Mt run rate at the end of December 2017. Following a period of exploration cessation caused by the onset of Ebola, ArcelorMittal Liberia recommenced drilling for DSO resource extensions in late 2015. During 2016, the operation at Tokadeh was right-sized to focus on its “natural” Atlantic markets. The nearby Gangra deposit has now been developed as part of the staged approach as opposed to the originally planned phase 2 step up to 15Mtpa of concentrate sinter fine ore product that was delayed in August 2014 due to the declaration of force majeure by contractors following the Ebola virus outbreak, and then reassessed following rapid iron ore price declines over the period since. The Gangra mine, haul road and related existing plant and equipment upgrades are nearing completion. ArcelorMittal remains committed to Liberia where it operates a full value chain of mine, rail and port and where it has been operating the mine on a DSO basis since 2011. The Company believes that ArcelorMittal Liberia presents a strong, competitive source of product ore for the international market based on continuing DSO mining and then moving to a long-term sinter feed concentration phase.

Appendix 3: Debt repayment schedule as of December 31, 2017

Debt repayment schedule (USD billion)	2018	2019	2020	2021	2022	>2023	Total
Bonds	0.9	0.9	1.9	1.4	1.5	2.8	9.4
Commercial paper	1.1	-	-	-	-	-	1.1
Other loans	0.8	0.3	0.2	0.4	0.2	0.5	2.4
Total gross debt	2.8	1.2	2.1	1.8	1.7	3.3	12.9

Appendix 4: Terms and definitions

Unless indicated otherwise, or the context otherwise requires, references in this earnings release report to the following terms have the meanings set out next to them below:

Average steel selling prices: calculated as steel sales divided by steel shipments.

Cash and cash equivalents: represents cash and cash equivalents, restricted cash and short-term investments.

Capex: includes the acquisition of tangible and intangible assets.

EBITDA: operating income plus depreciation, impairment expenses and exceptional income/(charges).

EBITDA/tonne: calculated as EBITDA divided by total steel shipments.

Exceptional income / (charges): relate to transactions that are significant, infrequent or unusual and are not representative of the normal course of business such as restructuring costs or asset disposals.

Foreign exchange and other net financing (loss) / gain: include foreign currency exchange impact, bank fees, interest on pensions, impairments of financial instruments, revaluation of derivative instruments and other charges that cannot be directly linked to operating results.

Free cash flow (FCF): Refers to net cash provided by (used in) operating activities less capex.

Gross debt: long-term debt, plus short-term debt (including those held as part of liabilities held for sale).

Iron ore unit cash cost: includes weighted average pellet and concentrate cost of goods sold across all mines.

Liquidity: Cash and cash equivalents plus available credit lines excluding back-up lines for the commercial paper program.

LTIF: lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.

MT: Refers to million metric tonnes

Market-priced tonnes: represent amounts of iron ore and coal from ArcelorMittal mines that could be sold to third parties on the open market. Market-priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments and reported at the prevailing market price. Shipments of raw materials that do not constitute market-priced tonnes are transferred internally and reported on a cost-plus basis.

Mining segment sales: i) “External sales”: mined product sold to third parties at market price; ii) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities and reported at prevailing market prices; iii) “Cost-plus tonnes” - internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or cost-plus is whether the raw material could practically be sold to third parties (i.e. there is a potential market for the product and logistics exist to access that market).

Net debt: long-term debt, plus short-term debt less cash and cash equivalents (including those held as part of liabilities held for sale).

Net debt/EBITDA: Refers to Net debt divided by last twelve months EBITDA calculation.

Net interest: includes interest expense and interest income

On-going projects: Refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.

Operating results: Refers to operating income/(loss).

Operating segments: The NAFTA segment includes the Flat, Long and Tubular operations of USA, Canada and Mexico. The Brazil segment includes the Flat operations of Brazil, and the Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica and Venezuela. The Europe segment comprises the Flat, Long and Tubular operations of the European business, as well as Downstream Solutions. The ACIS segment includes the Flat, Long and Tubular operations of Kazakhstan, Ukraine and South Africa. Mining segment includes iron ore and coal operations.

Own iron ore production: Includes total of all finished production of fines, concentrate, pellets and lumps (excludes share of production and strategic long-term contracts).

PMI: Refers to purchasing managers index (based on ArcelorMittal estimates)

Seaborne iron ore reference prices: refers to iron ore prices for 62% Fe CFR China.

Shipments: information at segment and group level eliminates intra–segment shipments (which are primarily between Flat/Long plants and Tubular plants) and inter-segment shipments respectively. Shipments of Downstream Solutions are excluded.

Steel-only EBITDA: calculated as EBITDA less Mining segment EBITDA.

Steel-only EBITDA/tonne: calculated as steel-only EBITDA divided by total steel shipments.

Working capital: trade accounts receivable plus inventories less trade and other accounts payable.

YoY: Refers to year-on-year.

Q417 Earnings release

1 The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The interim financial information included in this announcement has been also prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standard 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. This press release also includes certain non-GAAP financial measures. ArcelorMittal presents EBITDA, and EBITDA/tonne, which are non-GAAP financial measures and defined in the Condensed Consolidated Statement of Operations, as additional measurements to enhance the understanding of operating performance. ArcelorMittal believes such indicators are relevant to describe trends relating to cash generating activity and provides management and investors with additional information for comparison of the Company’s operating results to the operating results of other companies. ArcelorMittal also presents net debt as an additional measurement to enhance the understanding of its financial position, changes to its capital structure and its credit assessment. ArcelorMittal also presents free cash flow, which is a non-GAAP financial measure defined in the Condensed Consolidated Statement of Cash flows, because it believes it is a useful supplemental measure for evaluating the strength of its cash generating capacity. Non-GAAP financial measures should be read in conjunction with and not as an alternative for, ArcelorMittal's financial information prepared in accordance with IFRS. Such non-GAAP measures may not be comparable to similarly titled measures applied by other companies.

2 Free cash flow for the full year 2017 totalled $1.7 billion including cash flow from operations of $4.6 billion less capex of $2.8 billion

3 At the Extraordinary General Meeting held on May 10, 2017, the ArcelorMittal Shareholders approved a share consolidation based on a ratio 1:3, whereby every three shares were consolidated into one share (with a change in the number of shares outstanding and the accounting par value per share). The figures presented for the basic and diluted earnings per share reflect this change.

4 On July 28, 2016, ArcelorMittal and Megasa Siderúgica S.L. (“Megasa”) signed a shares sale and purchase agreement in respect of ArcelorMittal’s 100% interest in ArcelorMittal Zaragoza (“AM Zaragoza”). The closing conditions were completed on September 30, 2016. As a result, ArcelorMittal transferred its shareholding in AM Zaragoza to Megasa and simultaneously received the total cash consideration of €80 million ($89 million). The cash consideration was calculated on a cash and debt free basis.

5 On June 23, 2016, following the ratification by the United Steelworkers of a new labor agreement which is valid until September 1, 2018, ArcelorMittal made changes mainly to healthcare post-retirement benefits in its subsidiary ArcelorMittal USA (NAFTA). The changes resulted in a gain of $832 million recorded in 2Q 2016.

6 On August 7, 2017, ArcelorMittal USA and Cliffs Natural Resources (“Cliffs”) agreed that Cliffs would acquire ArcelorMittal USA’s 21% ownership interest in the Empire Iron Mining Partnership for $133 million plus assumptions of all partnership liabilities. The payment of $133 million will be made in 3 equal installments with the first payment of $44 million received in August 2017, and two subsequent payments to be received in August 2018 and 2019.

7 On January 27, 2017 China Oriental completed a share placement to restore the minimum 25% free float as per HKEx listing requirements. Following the share placement, ArcelorMittal’s interest in China Oriental decreased from 47% to 39%, as a result of which ArcelorMittal recorded a net dilution loss of $44 million.

8 On August 25, 2017, following a sales agreement signed on October 21, 2016, ArcelorMittal completed the sale of its 50% shareholding in Kalagadi Manganese (Proprietary) Limited to Kgalagadi Alloys (Proprietary) Limited for consideration to be paid during the life of the mine, which is contingent on the financial performance of the mine and cash flow availability. The investment classified as held for sale as of December 31, 2016 had a nil carrying amount as it was fully impaired in 2015 but the Company recycled upon disposal accumulated foreign exchange translation losses of $187 million in income from associates, joint ventures and other investments.

9 On February 5, 2016 ArcelorMittal announced it had sold its 35% stake in Gestamp Automoción ("Gestamp") to the majority shareholder, the Riberas family, for a total cash consideration of €875 million ($971 million). In addition to the cash consideration, ArcelorMittal received in 2Q 2016 a payment of $11 million as a 2015 dividend.

10 On August 2, 2016, the Company signed an agreement for the sale of its 10.08% interest in Hunan Valin to a private equity fund. On September 14, 2016, the Company transferred the Hunan Valin shares and simultaneously received the full proceeds of $165 million (RMB1,103 million) from the buyer and recorded a gain of $74 million.

11 Effective October 31, 2016, the Company entered into a pellet purchase agreement in the US including a special payment component that varies according to the price of steel in the US domestic market. This feature corresponds to a derivative instrument recognized at fair value. The charge relates to outstanding minimum volumes to be purchased over the remaining life of the contract (9 years).

12 On September 28, 2016, ArcelorMittal South Africa (“AMSA”) announced that it had entered into agreements to implement a Broad-Based Black Economic Empowerment (B-BBEE) transaction which includes: the issuance of a 17% shareholding in AMSA using a new class of notionally funded shares to a special purpose vehicle owned by Likamva Resources Proprietary Limited (Likamva). Likamva has undertaken to introduce broad-based social and community development organisations as shareholders to hold an effective 5% interest (of the 17%, leaving Likamva with a 12% shareholding) within 24 months; and a 5.1% shareholding in AMSA using another new class of notionally funded shares to the ArcelorMittal South Africa Employee Empowerment Share Trust for the benefit of AMSA employees and AMSA management. All the shares have certain restrictions on disposal for a period of 10 years (“Lock-in Period”), thereby promoting long-term sustainable B-BBEE in AMSA.

13 ArcelorMittal Mines Canada, otherwise known as ArcelorMittal Mines and Infrastructure Canada.

14 On December 21, 2016, ArcelorMittal signed an agreement for a $5.5 billion revolving credit facility (the "Facility"). This Facility amends and restates the $6 billion revolving credit facility dated April 30, 2015. The amended agreement incorporates a first tranche of $2.3 billion maturing on December 21, 2019, and a second tranche of $3.2 billion maturing on December 21, 2021. The Facility may be used for general corporate purposes. As of December 31, 2017, the $5.5 billion revolving credit facility remains fully available.

15 Assets and liabilities held for sale, as of December 31, 2017, primarily include the carrying value of the USA long product facilities at Steelton (“Steelton”) and Frydek Mistek assets in Ostrava. Assets and liabilities held for sale, as of September 30, 2017, primarily include the carrying value of the USA long product facilities at Steelton (“Steelton”). Assets and liabilities held for sale as of December 31, 2016, include the carrying value of Steelton and some activities of ArcelorMittal Downstream Solutions in the Europe segment and America’s Tailored Blanks.

Q417 Earnings release

Fourth quarter 2017 and full year 2017 earnings analyst conference call

ArcelorMittal management (Mr. Mittal, Chairman and CEO & Aditya Mittal, CFO and CEO Europe) will host a conference call for members of the investment community to discuss the three-month and twelve-month periods ended December 31, 2017 on: Wednesday January 31, 2018 at 9.30am US Eastern time; 2.30pm London time and 3.30pm CET.

The dial in numbers are:
Location	Toll free dial in numbers	Local dial in numbers	Participant
UK local:	0800 0515 931	+44 (0)203 364 5807	63663485#
US local:	1 86 6719 2729	+1 24 0645 0345	63663485#
US (New York):	1 86 6719 2729	+ 1 64 6663 7901	63663485#
France:	0800 914780	+33 1 7071 2916	63663485#
Germany:	0800 965 6288	+49 692 7134 0801	63663485#
Spain:	90 099 4930	+34 911 143436	63663485#
Luxembourg:	800 26908	+352 27 86 05 07	63663485#
A replay of the conference call will be available for one week by dialing: +49 (0) 1805 2047 088; Access code 518172#

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe”, “expect”, “anticipate”, “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Q417 Earnings release